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Invest in AmmoSquared

We simplify ammunition ownership by making it DIGITAL

AMMOSQUARED.COM BOISE IDAHO



WHAT IS
AMMOSQUARED

There are 94m gun owners in America - a third of the population. There has been very little innovation on the digital side of the firearms industry. AMMO² changes that by making ammunition digital so it can be managed online for truly flexible, hassle-free ammunition ownership.

Dan Morton CEO & Co-Founder @ AmmoSquared

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Why you may want to invest in us...

1. Bootstrapped to over $1M in total revenue (including revenue from our original LLC)
2. Shipped 40+ tons of ammunition to 4,500 customers nationwide.
3. $40K monthly recurring revenue.
4. Strong brand presence. #1 search result on Google for 'ammo subscription'.
5. Validated business model - 4 years in operation.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Dan Morton
CEO & Co-Founder
Passionate about 2A issues. Bootstrapped AmmoSquared to $1m in total sales over 4 years. MBA. Corporate Marketing for Fortune 100 companies.

Chris Corriveau
CTO & Co-Founder
20-year veteran web and mobile software technologist. Previously technical co–founder of StockTwits a social network for over 2 Million investors and traders. Successfully built, led, and managed multiple engineering teams as CTO.

Clay Knight
Head of Design
Co-Founder and Creative lead for multiple startups including RealSavvy, Safarious, and dib creative. Previous companies were acquired by Symantec and Ojo Labs.

Danielle Morton
Co-Founder
Customer advocate. Bootstrapped AmmoSquared to $1m in total sales over 4 years.

Downloads

AmmoSquared Investment Deck.pdf

Ammunition for the digital age.

Our mission is to simplify ammunition ownership for the 94 million gun owners in America by bringing it online and making it digital so ammo is easier to *PURCHASE*, *STORE*, *EXCHANGE*, **and** *RECEIVE*.

How It Works



Ammo Budget
The customer sets a budget and selects the calibers and weights they wish to acquire on a regular interval.
1
2
Ammo Allocation
Ammo is allocated to the customer's inventory and builds up over time. They can make changes and manage everything online.
3
Ammo Delivery
Delivery can be set to automatically ship on pre-determined intervals or at anytime upon request.

Customers purchase ammunition via a recurring "drip" purchase plan on a regular schedule (like funding a 401k). That ammunition is securely stored off-site and is managed by the customer online. Stored ammunition can easily be sold or exchanged for new calibers as needed. All ammunition is then deliverable on-demand or via a pre-set schedule.

How We Got Started



AMMO²

The initial spark for AmmoSquared occurred in 2013 when consumers across the country were experiencing mass ammo shortages. At that time, our founder Dan was a regular at the range and experienced first hand the challenges everyone in the market was going through. Finding popular calibers such as 9mm, 5.56, or .22LR was a stroke of luck. Then even when you did find decent ammo during that time, you had to also be willing to pay above-market prices to get it. It wasn't uncommon to see prices double or even triple for some of the harder to find ammunition.

The situation made Dan wonder if there was a service out there that would allow him to build up his ammo inventory a little bit each month, like an ammo 401k. He also thought it would be ideal if it was a service where he could "set it and forget it" to accumulate in the background so he could avoid falling victim to another shortage in the future. Of course, there wasn't a service like that... yet.

With that simple idea, AmmoSquared was born. Over the past 4 years, Dan and his wife Danielle have worked long hours on this labor of love growing the business and testing new ideas to better understand what gun owners want.

Market Validation

Dan and Danielle started with a simple idea, a website, and industrial storage racks from Costco (*ammunition is HEAVY!*). After some tweaks, they had their first customer buying $5 of ammo per month of 45 ACP. That one customer soon became 10. Ten became 100. One hundred eventually became 1,000. Before long AmmoSquared moved from the garage into a small warehouse and Dan quit his corporate job in order to work full-time on growing the company.

Customer Traction



1k Current Active Subscribers
$40K MRR
$450 LTV
40+ Tons of Ammo Shipped
~2.5 Million Rounds Shipped
AMMO²

This small, family run business has **generated over $1m in revenue** with an **average subscription value of $45 per month**. Today revenue comes primarily from ammunition sales but there is an opportunity to add more value to customers through additional products and services.



Growth Trend
Monthly Recurring Revenue (MRR)
Active Monthly Subscribers
1000
800
800
700
600
500
400
300
200
100
$50k
$45k
$40k
$35k
$30k
$25k
$20k
$15k
$10k
$5k
2016
2017
2018
2019

With a new business concept and limited resources, AmmoSquared's growth hasn't always been the typical "up and to the right". But through it all, we have been diligently working out bugs, testing new ideas, and building the brand. **Growth has averaged 14.1% per month** since our start - all with very little money spent on marketing!



Testimonials
My wife and I love this service. We set our ammo needs in the subscription, and forget it. Ammo arrives when we hit our monthly target. Cannot be easier.
Jim P. - Colorado
I love this company. I set up a small subscription months ago to begin building up ammo for hunting season a few bucks a month and I was not disappointed.
Luke P. - Arkansas
I love this service. I set and forget and get ammo delivered right to my door! The customer service is fantastic, as well. Couldn't ask for a better subscription box service!
Morgan G. - Texas
I've been using ammo2 for over a year now and have to say its one of the best ways to get various amounts of ammo with comfort and ease.great prices and customer service....very happy with ammo 2
Matt M. - Kentucky
I love this Subscription Service I have used it for a couple months now and I thoroughly enjoy it. Good American people just trying to make a business and a name for themselves and I will support them 100%.
Chance C. - North Carolina

The Business Model

Metrics

Metrics	CURRENT	GOAL (Yr. 3)
Monthly Recurring Revenue	$40,000	$360,000
Monthly Revenue per Account	$45.00	$75.00
Average Lifespan	10 months	16 months
Monthly Churn Rate	1.4%	0.6%
Customer Acquisition Cost	$20.00	$40.00
Gross Profit Margin	18.8%	40%
Lifetime Value	$450	$1,200
LTV:CAC	4.23	12

Our core business is built on a recurring subscription service for the purchase, storage, and delivery of ammunition. We have done initial marketing tests using referral and paid marketing placement and have seen a **14X return on our marketing dollars**. With our updated product, new marketing initiatives, and improved operational efficiencies the business will continue to grow over the next 3-5 years increasing our margins and profits.



Projections
$5M
$4M
$3M
$2M
REVENUE
GROSS PROFIT
Year 1
Year 2
Year 3
*Disclosure: These are forward looking projections and cannot be guaranteed. This is based on reducing churn, increasing profit margins, and increasing the customers through marketing.

The 3-year projections are based upon our current metrics and data. To achieve our goals we will increase the customer base by 5 times what it is today. With the product platform investment, we will reduce the customer churn by 0.8% monthly while increasing the average lifespan of a customer by 6 months. With our larger customer base, better product offerings and upsells, our margins will increase. The direct relationships with ammo manufacturers will also add to our increase in margin and projected revenue and gross profit.

Our planned future business platform will allow us to expand our current ammunition subscription model with an online **ammunition exchange** where customers will not only be able to purchase, but also easily sell back, and exchange ammunition. For this service,

we will collect **transaction fees** for the sale or exchange of ammunition. With this ammo exchange in place, customers will be able to benefit from rapidly changing marketplace conditions and have the ability to quickly and easily purchase, hold, or sell ammunition online with or without ever taking delivery. **This digital ammunition exchange will be a first in the industry!**

Our Vision

> *Every gun owner in America should have* **two forms of ammunition**: *physical that they store in their house and take to the range, and digital which is accumulating in the background, easily exchangeable, and deliverable on demand*



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$0.20/rnd
.357 Service Grade
Qty 100
$0.42/rnd
.22 Service Grade
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The Team

In order to truly realize the potential of the business and create an amazing experience for customers, Dan and Danielle have brought on two new co-founders with experience in growing, creating products used by millions, and scaling businesses: Chris Corriveau as CTO and Clay Knight as Head of Design.



Dan & Danielle Morton
Initial Founders
Bootstrapped company to $1m in total sales over 4 years.
Chris Corriveau
Technology & Product
Cisco, StockTwits, RealSavvy
Clay Knight
Design & Product
WholeSecurity, dib Creative, RealSavvy

Our new founding team will take the company to the next level focusing on adding features to the existing platform then building out the digital ammunition exchange capability where ammunition can be purchased, managed, exchanged, sold, gifted, and delivered with a few clicks or swipes.

The Opportunity



Consumer Market
Americans love their firearms! Sales of ammunition make up 30% of the $13.3b domestic small arms market (~$4b). Industry growth is expected to increase 3.5% per year through 2022.
94million
Est. Households w/ Firearms
600million
Est. Firearms in the US.
Market concentration is low, 6 of the largest firms make up only 50% market share
$13+billion
Total Addressable Market
30.1%
AMMO
69.9%
SMALL ARMS
$4
Billion
$9.3
Billion

At AmmoSquared, we are creating a digital revolution for ammunition and unlocking *greater convenience* for the 95 million gun owners in America. Currently, ammunition sales alone make up **$4 Billion per year** (*data from ATF excise tax in 2017*) which is 30% of the overall 13.3b small arms market in the US.

The firearms industry is primarily made up of private companies and a handful of publicly-traded companies, so the opportunity to invest in this industry is limited.

While the firearms industry sees many new product launches each year, digital innovation has thus far been lacking. We believe AmmoSquared is the first innovation in the history of ammunition that truly brings ammunition into the digital age.

Join Us

We're looking for investors large and small, customers and supporters alike who believe in our mission and vision of simplifying ammunition ownership. It has always been our approach to involve the entire AmmoSquared (and 2A) community. Now is your shot!

If you believe in our vision of changing the way people buy ammunition then join us for the next part of this incredible journey!

Investor Q&A

– COLLAPSE ALL

What does your company do?

AmmoSquared simplifies ammunition ownership. We essentially turn ammunition into a digital commodity. This allows customers to purchase ammunition in small amounts (less than a full box) via a recurring "drip" purchase plan. Physical inventory is stored off-site, exchangeable, and deliverable upon demand or automatically via a preset schedule.

Where will your company be in 5 years?

We are targeting $40M in annual revenue and a solid, reputable brand in the eyes of gun owners. We are currently growing at 15% month over month. Our basic marketing tests have successfully converted 10% of leads to paying customers. In 5 years storing ammunition off-site in a "digital" format will become as commonplace as buying videos on Amazon Prime. Our vision includes a commodity market for ammunition where customers can exchange and trade the "digital" ammo they have purchased.

Why did you choose this idea?

There are 94m gun owners in America - a third of the population. There has been very little innovation on the digital side of the firearms industry. AMMO² changes that by making ammunition digital so it can be managed online for truly flexible, hassle-free ammunition ownership.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

AmmoSquared simplifies ammunition purchasing, management, and storage by creating a digital counterpart to something physical. Starting as a digital commodity it is easily and effortlessly managed online. Then, when ready, it is "converted" back into a physical form when it is delivered. Everything has gone digital today (music, movies, money, photos, etc.) and people are more comfortable with virtual goods and services that make life easier and less cumbersome.

What is your proudest accomplishment?

Honestly, it is when we get to talk on the phone with customers that say they love the service. We get to hear how they tell all of their friends about it or how it changed the way they buy ammunition. We have dozens of public testimonials and hundreds of emails or phone calls like that. When you think that 5 years ago this was nothing more than just an idea and now it is something that truly adds value to peoples' lives - this whole company is our proudest accomplishment.

How far along are you? What's your biggest obstacle?

We have validation of our business model using only a Wordpress MVP. To date, we have combined revenue of over $1M from 4,500 paying customers in every state of the continental US. Our largest obstacle now is building a scalable technology platform to take us to the next level.

Who are your competitors? Who is the biggest threat?

Our competitors are brick and mortar stores that sell ammunition (Walmart, Cabelas, local gun store) and online retailers that sell ammunition (MidwayUSA, Luckygunner, etc.).

What do you understand that your competitors don't?

Consumers want more control and more options in how they purchase, manage, and receive physical goods. AmmoSquared is changing the ammunition purchase process and making ammunition management simple.

How will you make money?

There are over 94 million gun owners in the US with over 600 million firearms in their possession. The consumer sales of ammunition are over $4 billion annually. Our core business is built on a recurring subscription service for the purchase, storage, exchange, and delivery of ammunition. As we scale we will realize greater economies of scale and better margins. There are also ancillary products and services that we can provide to enhance the customer experience while bringing in additional revenue.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Since ammunition is regulated at the state level, changing state politics can affect our business. A national law on ammunition could impact our business.

That said, we have found our unique service is actually MORE desirable in highly restrictive states such as California because we allow customers to purchase slowly over time then get a single large shipment - instead of going through a background check for each small purchase.

What do you need the most help with?

From our community of supporters and investors, we are always grateful for word of mouth exposure. In fact, the majority of our business has come from word of mouth and our referral program.

The second area of assistance would be connections to online influencers. We have found our best marketing ROI comes from working with influencers.

Third and finally, we can use assistance with beta testing our future releases. Once we successfully fundraise we'll be looking to our userbase for feedback and suggestions on how to make the service even better!

What would you do with the money you raise?

For an estimated raise of $500k we would distribute it along these lines:

$150K from the funds we raise on Wefunder will be used to contract a software team to help our product team improve the website product and customer experience.

Another $150K from the funds we raise will be used for customer acquisition and marketing our product. We will look to get in front of the right influencers in the gun community.

$200K will be used for negotiating better margins on inventory and as we scale we will need help with support, logistics and making our warehouse operations more efficient.

How is this service defensible? Couldn't it very easily be offered in-house by one of the main retailers?

This will be defensible in a few different ways, first, is our customers' brand loyalty. We've spent 4 years building a brand that our customers connect with and love. Even though our product is lacking in some areas, customers stick around because of the team first.

Second, online and brick and mortar retailers aren't set up to sell and manage inventory in the same way we do. It is a completely different business model. They make a sale and ship immediately - we make a sale, allocate inventory, a customer tracks and manages everything online, and then we ship with automated triggers. Other retailers could try to change their operations to do what we are doing but they would need to figure out a lot of what took us 4 years to iron out from storage to shipping and allocating ammo.

Third, is our ability to trade and exchange ammunition in an "ammo marketplace". This is unique and not something other companies do today. This goes hand in hand with our unique ammo storage and accumulation model and is a huge benefit to customers. Currently, we do this on an ad hoc basis for customers but in the future, it will be integrated into our system.

How does the pricing compare to retail (Academy / Cabelas / etc)?

Our pricing is very fair and typically better than brick and mortar gun stores or big-box outdoors stores. We price similar to what you would pay at an online ammunition retailer such as LuckyGunner or MidwayUSA. If you are buying in bulk then you can probably find better prices, but then again our customers are buying small quantities and not shopping for cases of ammunition and get the benefit of a mix of brands when they get a shipment.

How and where is the ammo actually stored? Is AmmoSquared pre-purchasing? Is there a large and diverse enough customer base to not get stuck with obscure calibers

We securely store all the ammo at our Idaho warehouse. We have a good diversity of customers but that will only grow and get bigger. The business is better than retail, you could say we are post-purchasing, this means there is almost no inventory risk as we know exactly the inventory we need to purchase and allocate to customers. With the subscription model, we can forecast out our needs to eventually make larger more committed purchases increasing our margins. When we launch a new or obscure caliber we only buy a box or two, then we purchase more as it is allocated to customer accounts - so the risk of excess inventory is almost non-existant.

Are you able to leverage the customers' orders for bulk purchasing (preferred prices) direct from the manufacturers?

Yes! As we grow the pricing and margin get even better as we go direct to the manufacturers. This is one of the uses of the funds we are raising, to create higher margins and eventually get the relationships to go direct.

What are the biggest barriers to growth?

Right now the biggest barrier is the technology/product. The product needs a lot of work to give the customer the best user experience to onboard easier and make more customers and keep them longer. The business has grown over the last few years all bootstrapped on a Wordpress MVP. The ability to market using influencers on YouTube and Instagram once the product is ready will create giant growth as we've done some small tests with great results. A budget where we could reach larger influencers with bigger audiences would create rocketship growth.

Shipping ammo, are there any legal problems or states that restrict it?

In general, there is no legal restriction to shipping ammo. Each carrier (FedEx, UPS, US Postal Service) has its own policy. For example, we can't ship via USPS as a carrier. We currently use FedEx as our primary carrier in order to realize better volume pricing. When shipping to different states, we follow the laws for each state. Some states are more restrictive and require a special type of ID such as Illinois or New Jersey while most do not. Only one state, California, requires we send ammo to a customer's FFL (Gun Dealer) compared to most other states in which we ship directly to a customer's door.

Why are the current customers churning?

We have a lot of great feedback, ideas, and data from our customers on why they have churned and the two biggest reasons are:

1 - The web/technology just doesn't provide the best experience. Most have stated they will gladly be back once we get the website fixed and figured out but for now, feel like the app is too hard to use and or don't get the visibility into their ammo they would like. Our top reason to raise money on Wefunder is to improve our technology.

2 - They no longer can afford to budget for ammo. We think we can add some product features to reduce this reason. We plan to allow for more time frequencies for a subscription, like every other month or once a quarter, to keep those that may have a change in their financial situation but would still like to keep the service.

Why should someone invest in AmmoSquared?

There are virtually no opportunities to invest in firearms-related companies. The industry is very analog and there are very few tech companies disrupting the firearms industry. Also, there are very few publicly-traded gun-related companies you can invest in. Most are private and they're not generally open to anyone participating from the outside. AmmoSquared is disrupting the analog firearms industry with a digital ammo product that is successfully changing how people buy, keep, and exchange ammunition. So if you love guns and want to own a piece of an ammo company that is changing the industry with technology, this is your chance to do it.

What are some milestones for AmmoSquared after you raise funds?

With the money raised, we will invest in our technology, marketing, and business processes.

- Technology Milestone: Increase conversions by 10% and reduce churn by .8% monthly. Improve onboarding, increase ammo options, implement customer directed trade and exchange of ammo capabilities and improved notifications and communications.

- Marketing Milestone: Increase awareness and interest by 550%. Partner with Youtube and Instagram influencers and integrate referral marketing so every customer becomes an advocate for the AmmoSquared brand.

- Business Milestone: Increase margins by 20%. Improve margins through bulk purchasing, streamline shipping and integrate inventory management with software integration.